UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 22, 2013

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

22 February 2013

Notice for the Annual General Meeting of Novo Nordisk A/S

ANNUAL GENERAL MEETING ON 20 MARCH 2013
The Annual General Meeting of Novo Nordisk A/S will be held on:

         Wednesday 20 March 2013 at 2.00 pm (CET)

at Tivoli Hotel & Congress Center, Arni Magnussons Gade 2, 1577 Copenhagen V, Denmark.

The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors and Appendix 2: Revised Remuneration Principles, is enclosed.

BOARD OF DIRECTORS – PROPOSED CHANGE IN COMPOSITION
All board members elected by the Annual General Meeting are up for election. Sten Scheibye, chairman of the Board of Directors, and Kurt Anker Nielsen do not seek reelection.

The Board of Directors proposes election of Göran Ando, who is the current vice chairman of the Board, as chairman of the Board of Directors. The Board recommends election of Dr Ando as chairman primarily because of his extensive experience within management of companies within the pharmaceutical industry as well as his experience as vice chairman of the Board. Dr Ando is also assessed to have the personal qualifications to be the chairman of the Board.

The Board of Directors proposes that Jeppe Christiansen is elected as a new board member and vice chairman of the Board of Directors. The Board recommends election of Mr Christiansen primarily because of his executive background and extensive experience from the financial sector in particular in relation to financial and capital markets issues as well as insight into the investor perspective.

The Board of Directors proposes re-election of the following board members elected by the shareholders: Bruno Angelici, Henrik Gürtler, Liz Hewitt, Thomas Paul Koestler and Hannu Ryöppönen.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 15 / 2013

Appendix 1 to the notice for the Annual General Meeting includes a description of the nominated candidates’ qualifications, including information about other executive and non-executive functions and demanding organisational tasks held by the proposed candidates in Danish and foreign companies.

REMUNERATION PRINCIPLES – PROPOSED MAIN ADJUSTMENTS
Each year Novo Nordisk’s Board of Directors assesses the remuneration of Executive Management by benchmarking against Nordic companies as well as European pharmaceutical companies. These benchmarks show that elements in the executive remuneration are below market benchmark levels. Consequently, the Board of Directors proposes that the Remuneration Principles are adjusted as follows:

•	Executives can receive a maximum annual cash bonus equal to 12 months’ salary plus pension. The current maximum equals 6 months’ salary plus pension.
•	The share bonus programme for executives will have a yearly maximum allocation for each participant equal to 12 months’ salary plus pension and will be allocated to the participants prorated according to their salary. The current maximum equals 8 months’ salary plus pension and allocation is unit based.

The new maximum bonus levels will not necessarily be utilised fully, but they will give the Board more flexibility to each year set a level of cash bonus and share bonus which is in line with the executive remuneration benchmark.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 35,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 15 / 2013

Scan the QR code with your smartphone to go directly to the registration site

To the shareholders of Novo Nordisk A/S

February 2013

The Annual General Meeting will be held on Wednesday 20 March 2013 at 2.00 pm (CET) at Tivoli Hotel & Congress Center, Arni Magnussons Gade 2, 1577 Copenhagen V, Denmark.

Agenda
1.	The Board of Directors’ oral report on the Company’s activities in the past financial year.

2.	Presentation and adoption of the audited Annual Report 2012.

3.	Approval of the remuneration of the Board of Directors for 2012 and the remuneration level for 2013.
	3.1	Approval of actual remuneration for 2012
	3.2	Approval of remuneration level for 2013.

4.	A resolution to distribute the profit according to the adopted Annual Report 2012.

5.	Election of members to the Board of Directors, including chairman and vice chairman.
	5.1	Election of chairman.
	5.2	Election of vice chairman.
	5.3	Election of other members to the Board of Directors.

6.	Appointment of auditor.

7.	Proposals from the Board of Directors:
	7.1	Reduction of the Company’s B share capital by nominally DKK 10,000,000 by cancellation of B shares.
	7.2	Authorisation of the Board of Directors to increase the Company’s share capital.
	7.3	Authorisation of the Board of Directors to allow the Company to repurchase own shares.
	7.4	Adoption of revised Remuneration Principles.

8.	Any other business.

Elaboration of the items on the agenda

Item 1:
The Board of Directors proposes that the oral report on the Company’s activities in the past financial year is noted by the Annual General Meeting.

Item 2:
The Board of Directors proposes that the audited Annual Report 2012 is adopted by the Annual General Meeting.

Item 3.1:
The Board of Directors proposes that the actual remuneration of the Board of Directors for 2012 of DKK 9,300,000 is approved by the Annual General Meeting. Reference is made to pages 49–51 of the Annual Report 2012.

The actual remuneration for 2012 corresponds to the remuneration level approved by the Annual General Meeting for the 2012 financial year.

Item 3.2:
The Board of Directors proposes that the remuneration level for 2013 is the same as the level approved by the Annual General Meeting in 2012 for the 2012 financial year.

Consequently, the following remuneration level for 2013 is proposed approved by the Annual General Meeting:

¤	The base fee shall be DKK 500,000.
¤	The chairman shall receive 3.00 times the base fee.
¤	The vice chairman shall receive 2.00 times the base fee.
¤	The Audit Committee chairman shall receive 1.00 times the base fee in addition to the base fee.
¤	The Audit Committee members shall receive 0.50 times the base fee in addition to the base fee.

Page 2 • Novo Nordisk Annual General Meeting 2013

In addition the Board of Directors proposes that the members of the Board of Directors who are not residents in Denmark are entitled to receive the following fixed travel allowance in connection with participation in board meetings in Denmark:

¤	EUR 3,000 per meeting for European-based board members, and
¤	EUR 6,000 per meeting for non-European based board members.

The actual remuneration of the Board for 2013 shall be approved by the Annual General Meeting in 2014.

Item 4:
The proposed dividend for 2012 is DKK 18.00 for each Novo Nordisk A or B share of DKK 1.

This is a 29% increase compared to the dividend declared for the 2011 financial year. No dividends will be paid on the Company’s holding of own shares.

Item 5:
All board members are to be elected or re-elected each year and were most recently elected at the Annual General Meeting in 2012. Thus, the term of each board member expires at the Annual General Meeting in March 2013.

Item 5.1:
Sten Scheibye does not seek re-election as chairman of the Board of Directors.

The Board of Directors proposes election for a one year term of Göran Ando as chairman of the Board of Directors.

The Board of Directors recommends election of Göran Ando as chairman primarily because of his extensive experience within management of companies within the pharmaceutical industry as well as his experience as vice chairman of the Board of Directors. Göran Ando is also assessed to have the personal qualifications to be the chairman of the Board. Please see Appendix 1 for a further description of his qualifications.

Item 5.2:
The Board of Directors proposes election for a one year term of Jeppe Christiansen as a new board member and vice chairman of the Board of Directors.

The Board of Directors recommends election of Jeppe Christiansen as vice chairman primarily because of his executive background and extensive experience from the financial sector in particular in relation to financial and capital markets issues as well as insight into the investor perspective. Jeppe Christiansen is also assessed to have the personal qualifications to be the vice chairman of the Board. Please see Appendix 1 for a further description of his qualifications.

Item 5.3:
Kurt Anker Nielsen does not seek re-election. The Board of Directors proposes re-election for a one year term of the following board members elected by the Annual General Meeting: Bruno Angelici, Henrik Gürtler, Liz Hewitt, Thomas Paul Koestler and Hannu Ryöppönen.

Please see Appendix 1 for a description of the nominated candidates’ qualifications, including information about other executive functions (memberships of executive boards, boards of directors, supervisory boards, and board committees) and demanding organisational tasks held by the proposed candidates in Danish and foreign companies.

Item 6:
The Board of Directors proposes re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionspart-nerselskab (“PwC”) as the Company’s auditor.

The Board of Directors recommends re-appointment of PwC as auditor because of their significant knowledge of the pharmaceutical industry and exhaustive knowledge of Novo Nordisk. Furthermore, PwC possesses sig-nificant competencies in terms of tax matters valuable to Novo Nordisk and PwC has a global organisation that provides valuable support to Novo Nordisk’s global business.

Item 7.1:
The Board of Directors proposes that the Company’s B share capital is reduced from DKK 452,512,800 to DKK

Novo Nordisk Annual General Meeting 2013 • page 3

442,512,800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 10,000,000 divided into 10,000,000 B shares of DKK 1 each.

After reduction of the share capital, the Company’s share capital will amount to DKK 550,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 442,512,800.

The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the authorisations granted to the Board of Directors at previous Annual General Meetings. If the proposal is adopted, the Company’s holding of own shares will be reduced by 10,000,000 B shares of DKK 1 each. These B shares were repurchased for the total sum of DKK 8,248,400,000 which means that, in addition to the nominal reduction amount, DKK 8,238,400,000 has been distributed to the shareholders.

The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital structure flexibility.

Adoption of the proposal implies the following amendment of Article 3.1 of the Articles of Association taking effect upon completion of the capital reduction:

“3.1 The Company’s share capital amounts to DKK 550,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 442,512,800.”

Item 7.2:
The Board of Directors’ current authorisations in Articles 5.3 and 5.4 of the Articles of Association to increase the share capital expire on 12 March 2013.

At present the Board of Directors considers it good corporate governance to limit the authorisations both in terms of time and amount.

Therefore, the Board of Directors proposes that the duration of the authorisations in Articles 5.3 and 5.4 is extended for a period of three years until 20 March 2016 and the maximum share capital increase is limited to be a total of nominally DKK 78,000,000.

As a consequence of a change in the administrative practice of the Danish Business Authority, the Board of Directors further proposes that the Board of Directors’ current authorisation in Article 5.4 of the Articles of Association to increase the share capital is divided into two authorisations – one authorisation to issue shares with pre-emptive rights for existing shareholders and one authorisation to issue shares without pre-emptive rights for the existing shareholders. In spite of the authorisation being divided into two authorisations the authorisations are not aggregated, cf the proposed Article 5.4(c) below.

The proposed new authorisations have the following wording replacing the existing Articles 5.3-5.5 of the Articles of Association:

“5.3 Until 20 March 2016, the Board of Directors shall be authorised, without granting any pre-emptive rights to the shareholders, to increase the share capital in one or more stages by issuing B shares of up to a total nominal value of DKK 3,000,000 and to offer those shares to the employees of the Company or its subsidiaries at a price which is lower than the market price of the B shares.

5.4 (a) Until 20 March 2016, the Board of Directors shall be authorised to increase the share capital in one or more stages with preemptive rights for the existing shareholders by up to a total nominal amount of DKK 75,000,000. The capital increase can take place by payment in cash.

The capital increase may take place at a subscription price lower than the market price, provided that the capital increase takes place proportionately between A shares and B shares. The holders of A shares shall in such case have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares.

If the capital increase takes place at market price, the capital increase may take place by issuance of A shares as well as B shares or by issuance of B shares only. In case of issuance of A shares as well as B shares, the holders of A shares shall have a

Page 4 • Novo Nordisk Annual General Meeting 2013

pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares. In case of issuance of B shares only, the holders of both classes of shares shall have proportionate pre-emptive subscription rights for the new B shares.

(b) Until 20 March 2016 the Board of Directors is authorised to increase the share capital in one or more stages without pre-emptive rights for the existing shareholders by up to a total nominal amount of DKK 75,000,000. The capital increase shall take place at market price and may take place either by payment in cash or by contribution of assets other than cash.

The capital increase may take place by issuance of A shares only, by issuance of B shares only or by issuance of A shares as well as B shares. In case the share capital is increased by issuance of A shares as well as B shares, the existing ratio between the two classes of shares must not be changed.

(c) The authority given to the Board of Directors under Article 5.4(a)–(b) above can in the aggregate only be exercised to increase the share capital by a maximum nominal amount of DKK 75,000,000.

5.5 The following shall apply to any increase of the share capital pursuant to Articles 5.3–5.4: (i) A shares shall be registered in the names of the holders, whereas B shares shall be issued to bearer, although they may be registered in the names of the holders in the Company’s Register of Owners, (ii) A shares shall be non-negotiable instruments whereas B shares shall be negotiable instruments and (iii) the provisions of the Articles of Association relating to A shares and/or B shares, respectively, hereunder regarding the preferential rights in Articles 4.4–4.7 and the pre-emptive subscription rights in 5.1–5.2, shall be applicable to the new shares.”

Item 7.3:
The Board of Directors proposes that an authorisation of the Board of Directors is granted to allow the Company to repurchase own shares.

The Company considers it good corporate governance and consistent with its share buy-back-programme strategy, that the mandate to repurchase existing shares is limited in amount and affirmed by the Annual General Meeting on a regular basis.

Consequently, the Board of Directors proposes that the Annual General Meeting authorises the Board of Directors to allow the Company to repurchase up to a total nominal amount of DKK 55,000,000 own shares, corresponding to 10% of the share capital, subject to a holding limit of 10% of the share capital. The repurchase must take place at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%, until the next Annual General Meeting.

Item 7.4:
The Board of Directors proposes that the updated principles for remuneration of board members and executives in Novo Nordisk A/S including the general guidelines for incentive-based remuneration (the ‘Remuneration Principles’) are approved by the Annual General Meeting.

The following adjustments are proposed in relation to the size and allocation of the short-term incentive programme (STIP) and the long-term incentive programme (LTIP) for Executive Management:

¤	The STIP may result in a maximum annual payout per year equal to 12 months’ fixed base salary plus pension contribution.
¤	Under the LTIP the shares in the joint pool will be allocated to the participants prorated according to their base salary as per April 1 in any given year.
¤	Under the LTIP the joint pool may operate with a yearly maximum allocation per participant equal to 12 months’ fixed base salary plus pension contribution.
¤	Adding the wording ‘targeted’ in the ‘Size of the components’ section for Executive Management in order to clarify that the targeted size of the STIP and the LTIP in the actual remuneration will be determined annually based on the executive remuneration benchmark. This will provide the Board the flexibility in the future to set the right relative size of the elements of the executive remuneration and clarifies that the new thresholds will not necessarily be utilized fully.

Novo Nordisk Annual General Meeting 2013 • page 5

The adjustment of STIP and LTIP is to ensure flexibility for the Board in executive remuneration as the 2012 assessment of executive remuneration against a benchmark of Danish companies and European pharmaceutical companies have shown that elements in the executive remuneration are below market benchmark levels. The adjusted allocation of shares under the LTIP will ensure that members of Executive Management will be awarded in accordance with their actual base salary instead of fixed units.

The following other alterations and amendments have been made to the Remuneration Principles:

¤	Adding market capitalisation as a relevant parameter for the fee and remuneration benchmarks for the Board and Executive Management.
¤	Linguistic and editorial improvements.

The proposed Remuneration Principles are attached as Appendix 2.

Additional information

Majority requirements
To adopt the proposals under items 7.1 and 7.2 of the agenda, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two thirds of the votes cast and share capital represented shall vote for the proposals, cf Articles 9.2 and 9.3 of the Articles of Association.

All other proposals on the agenda may be adopted by a simple majority of votes, cf Article 9.1 of the Articles of Association.

Share capital
The current share capital of the Company amounts to DKK 560,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 452,512,800.

Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote.

Record date
The record date is Wednesday 13 March 2013 (CET).

Participation and voting rights
A shareholder’s right to attend and vote at the Annual General Meeting shall be determined by the number of shares held by such shareholder at the end of the record date.

The number of shares held by each shareholder at the record date shall be calculated based on the number of shares registered in the Register of Owners as well as any notification received by the Company for registration but not yet entered in the Register of Owners.

Participation is conditional on the shareholder having obtained an admission card in due time.

How to obtain an admission card
Access to the Annual General Meeting is conditional on the shareholder having requested an admission card by Friday 15 March 2013 end of day (CET).

Admission and voting cards for the Annual General Meeting may be obtained:

¤	by returning the enclosed requisition form, duly completed and signed, to VP Investor Services A/S, or
¤	by contacting VP Investor Services A/S by phone +45 4358 8891, email: vpinvestor@vp.dk, or fax: +45 4358 8867, or
¤	via the company websites:
novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using CPR/CVR number and postal code or the VP reference number. Admission cards and voting cards will be sent to the address to which the custody account is registered.

For further information please see novonordisk.com/AGM.

How to submit a proxy
Proxies shall be submitted by Friday 15 March 2013 end of day (CET).

Voting instructions by proxy may be completed and submitted:

¤	by returning the enclosed proxy form, duly completed and signed, in the enclosed envelope to VP Investor Services A/S, or
¤	by downloading a proxy form from novonordisk.com/AGM; print, complete, sign and send it by fax to +45 4358 8867; via email:

Page 6 • Novo Nordisk Annual General Meeting 2013

vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or
¤	via the company websites:
novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using a compatible electronic signature, e.g. a personal VP-ID. For holders of Danish CPR number, the electronic signature used for net banking services offered by credit institutions based in Denmark (Nem-ID) will typically be compatible. For further information please see novonordisk.com/AGM.

From shareholders unable to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights attached to the shares to know the shareholders’ view on the respective items on the agenda and to ensure that the quorum requirement is met.

According to Danish law, a proxy issued to the Board of Directors for the Annual General Meeting is only valid if it is in writing (or submitted via a qualified IT system), and signed and dated after 20 March 2012 (i.e. within one year before the Annual General Meeting 2013).

How to vote by correspondence
Shareholders may vote by correspondence by Tuesday 19 March 2013 end of day (CET):

¤	by returning the enclosed voting by correspondence form, duly completed and signed, in the enclosed envelope to VP Investor Services A/S, or
¤	by downloading a voting by correspondence form from novonordisk.com/AGM; print, complete, sign and send it by fax to +45 4358 8867; via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or
¤	via the company websites: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm using the same procedure as described above under ‘How to submit a proxy’.

Written questions
Shareholders may ask written questions to the Company about the agenda and documents concerning the Annual General Meeting.

Written questions shall be sent to AGMEETING@novonordisk.com no later than Monday 18 March 2013 (CET).

Language
Representatives of the Company and the chairman of the Annual General Meeting will conduct their presentations in English. Shareholders may choose to speak in Danish or English.

Simultaneous interpretation from English to Danish and from Danish to English will be available at the meeting.

Webcast
The Annual General Meeting will be broadcast live by webcast in Danish and English on the Company’s web-site novonordisk.com.

The webcast will also be available on the Company’s website after the Annual General Meeting. The webcast will only show the platform. See the Company’s personal data policy available on novonordisk.com under ‘About Novo Nordisk’ → ‘Corporate governance’ → ’Privacy policy’.

Information on the website
The following information is available on novonordisk.com under ‘About Novo Nordisk’ → ‘Corporate governance’ → ’General meetings and Shareholders’ Meeting’ until and including the date of the Annual General Meeting:

¤	Notice to convene the Annual General Meeting;
¤	The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting;
¤	The documents that will be submitted at the Annual General Meeting, i.e. the Annual Report 2012, the proposed Articles of Association, and the proposed Remuneration Principles;
¤	The agenda and the complete proposals; and
¤	The proxy and voting by correspondence forms.

You may also request to receive a copy of the above-mentioned documents by contacting the Company by phone +45 4442 3434.

Dividends
The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax if any.

Novo Nordisk Annual General Meeting 2013 • page 7

Further information on dividends may be found in the Annual Report 2012 page 45.

Shareholders’ Meeting
On Wednesday 20 March 2013 at 4.30 pm (CET) after the Annual General Meeting, the Company will host an information meeting conducted in Danish for its shareholders at Tivoli Hotel & Congress Center, Arni Magnussons Gade 2, 1577 Copenhagen V, Denmark.

Further information about the Shareholders’ Meeting may be found on novonordisk.com/AGM.

How to get there
Tivoli Hotel & Congress Center can be reached by car, by bus or by train.

There are a limited number of parking spaces at Tivoli Hotel & Congress Center and directly opposite the main entrance of Tivoli Hotel & Congress Center at ‘Kulbroen – Car Park’ available to the shareholders. Please note that there is a charge for parking at both places. As a further alternative, there are parking spaces at Fisketorvet Shopping Center. The distance is about 800 meters, and it takes about 10 minutes to walk from Fisketorvet Shopping Center to Tivoli Hotel & Congress Center.

To reach Tivoli Hotel & Congress Center by bus, bus 11A stops right outside both the entrance to Copenhagen Central Station and Tivoli Hotel & Congress Center. Alternatively, bus 30 may be used.

To reach Tivoli Hotel & Congress Center by train, you may take the train to Dybbølsbro station. The distance is about 600 meters, and it takes about eight minutes to walk from Dybbølsbro station to Tivoli Hotel & Congress Center.

Electronic communication
It is possible to receive Annual Reports, the quarterly update Share and notices of General Meetings and Shareholders’ Meetings electronically from Novo Nordisk. You may register your email address on the InvestorPortal:

1.	Go to novonordisk.com/investors,
2.	Click on the link ’Novo Nordisk InvestorPortal -UK’,
3.	Log on to the InvestorPortal with VP-ID or NemID,
4.	Enter your email address under ‘My profile’ and click ‘Save preferences’, and
5.	Select which publications you wish to receive.

Best regards
Novo Nordisk A/S

The Board of Directors

Page 8 • Novo Nordisk Annual General Meeting 2013

Appendix 1 Candidates for the Board of Directors

General considerations

All shareholder-elected board members are to be elected or re-elected each year for a one year term and were most recently elected at the Annual General Meeting in March 2012. Thus, the term for each board member expires at the Annual General Meeting in March 2013.

Novo Nordisk A/S aims to propose a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors in the best possible way can attend to the interests of the Company and the shareholders, with due respect to other stakeholders of the Company.

The process of identifying and selecting suitable candidates for the Board of Directors, takes into account the required competences, the result of the Board of Directors’ self-assessment process and the need for integration of new expertise and diversity.

In nominating candidates, the Chairmanship seeks to achieve a balance between renewal and continuity. The Board of Directors actively contributes to developing the Company as a global pharmaceutical company, and supervises the management’s decisions and operations.

It is the assessment of the Board of Directors that the proposed composition of the Board of Directors satisfies the criteria defined by the Board of Directors as regards the competences and composition of the Board of Directors.

The Board of Directors considers the size of the Board to be appropriate in relation to the requirements of the Company.

Please see the Company’s website: novonordisk.com under ‘About Novo Nordisk’ → ‘Corporate gover nance’ → ’Board of Directors’ for a more detailed description of the competence criteria of the Board of Directors.

Independence
In the Danish Corporate Governance Recommendations (2011), it is recommended that at least half of the board members elected by the General Meeting shall be independent of the Company. Independence is defined in accordance with the Danish Corporate Governance Recommendations (2011).

Three of the proposed candidates set out below, Dr Ando, Mr Gürtler and Mr Christiansen, are not considered to be independent of the Company as Dr Ando and Mr Christiansen hold a board position and Mr Gürtler an executive position at Novo A/S. If all proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirement of the Danish Corporate Governance Recommendations (2011) that at least half of the board members elected by the shareholders shall be independent.

In addition, the proposed composition of the Board of Directors will enable the Board of Directors to elect members to the Audit Committee who qualify as independent and as financial experts as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms.

Novo Nordisk Annual General Meeting 2013 • page 9

The individual candidates

Göran Ando, MD
Vice chairman of the Board

Born March 1949
Male, Swedish national

First elected in 2005
Most recently elected in 2012 Vice chairman in 2006 Proposed elected chairman in 2013

Not independent

Education
1978	Specialist in general medicine, Linköping Medical University, Sweden
1973	MD, Linköping Medical University, Sweden

Former positions
Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of

R&D with additional responsibilities for manufacturing, IT, business development and Mergers & Acquisitions (M&A) from 1995 to 2003.

Management duties
Chairman of the board of Symphogen A/S, Denmark.

Member of the boards of Novo A/S, Denmark and Molecular Partners AG, Switzerland.

Senior Advisor to Essex Woodlands Health Ventures Ltd, UK.

Member of the Scientific Advisory Board of Bausch & Lomb, US.

Special competences
Medical qualifications and extensive executive background within the international pharmaceutical industry.

Jeppe Christiansen Born November1959 Male, Danish national Proposed elected vice chairman in 2013 Not independent

Education
1985	M.Sc. in Economics, University of Copenhagen, Denmark

Former positions
Mr Christiansen was CEO of LD Pensions, Denmark, from 2005 until 2009. Prior to that Mr Christiansen was executive director in Danske Bank A/S, Denmark, from 1999 until 2004 with responsibility for group equity business and corporate international banking. From

1988 until 1999, Mr Christiansen worked for LD Pensions, first as a fund manager and later as a deputy director with responsibility for the equity business.

Management duties
CEO of Fondsmæglerselskabet Maj Invest A/S, Denmark.

Member of the boards of Novo A/S, Haldor Topsøe A/S, Kirkbi A/S and Symphogen A/S, all in Denmark.

Special competences
Executive background and extensive experience from the financial sector, in particular in relation to financial and capital markets issues as well as insight into the investor perspective.

Page 10 • Novo Nordisk Annual General Meeting 2013

The individual candidates

Bruno Angelici Member of the Board Born April 1947 Male, French national First elected in 2011 Most recently elected in 2012 Independent

Education
1993	AMP, Harvard Business School, US
1978	MBA, Kellogg School of Management, NorthWestern University, US
1973	Law degree, Reims University, France
1971	BA in Business Administration, Ecole Superieure de Commerce Reims, France

Former positions
Mr Angelici was executive vice president of AstraZeneca, with P&L responsibility for Europe, Japan, Asia Pacific, Latin America, Middle East and Africa from 2001 until

2009. In 1998 Mr Angelici was appointed president of Zeneca, Japan, and was responsible for the successful merger of Astra and Zeneca in Japan. Previously, from 1989, Mr Angelici was president of Zeneca, France, having joined from Baxter International, where he held various management positions from 1978 to 1989.

Management duties
Member of the board of Smiths Group plc, UK.

Member of the supervisory board of Wolters Kluwer, Netherlands.

Member of the Global Advisory Board of Takeda Pharmaceutical Company Limited, Japan.

Special competences
Extensive global experience with two companies in the fields of pharmaceuticals and medical devices and indepth knowledge of strategy, sales, marketing and governance of major companies.

Henrik Gürtler Member of the Board Born August 1953 Male, Danish national First elected in 2005 Most recently elected in 2012 Not independent

Education
1976	MSc in Chemical Engineering, Technical University of Denmark

Former positions
Mr Gürtler has been president and CEO of Novo A/S, Denmark, since 2000. He was employed by Novo Industri A/S, Denmark, as an R&D chemist in the Enzymes Division in 1977. After a number of years in various specialist and managerial positions within this area, Mr Gürtler was appointed corporate vice president of

Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 he was appointed corporate vice president of Health Care Production. From 1996 to 2000, he was a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs.

Management duties
President and CEO of Novo A/S.

Chairman of the boards of Novozymes A/S, Copenhagen Airports A/S, and COWI Holding A/S, all in Denmark.

Special competences
Knowledge of the Novo Group’s business and its policies, and knowledge of the international biotech industry.

Novo Nordisk Annual General Meeting 2013 • page 11

The individual candidates

Liz Hewitt Member of the Board Member of the Audit Committee Born November 1958 Female, UK national First elected in 2012 Audit Committee member since 2012 Independent

Education
1982	Chartered Accountant FCA
1977	BSc (Econ Hons), University College in London, UK

Former positions
From 2004 to 2011 Ms Hewitt was Group Director Corporate Affairs for Smith & Nephew plc, UK, and was involved at a senior level in all aspects of the business, including membership of Risk Committee. At 3i Group plc, UK, 1986 to 2004, Ms Hewitt held a number of roles from investing and syndicating private equity transactions, to running the internal consultancy team, culminating in her role as Director Corporate Affairs, when she was a member of Risk Committee and a Trustee of the 3i Charitable Foundation. In her early career, Ms Hewitt qualified with Andersen & Co and also worked as a private equity investor for Citicorp Venture Capital (now CVC), UK and Gartmore Investment Management Ltd, UK.

Management duties
Member of the board of Synergy Health plc, UK.

Chairman of the audit committee of Synergy Health plc, and external member of the audit committee of the House of Lords, both UK.

Special competences
Extensive experience within the field of medical devices, significant financial knowledge and knowledge about how large international companies operate.

Audit Committee
Ms Hewitt is designated as Audit Committee financial expert under both Danish and US law. Ms Hewitt qualifies as an independent Audit Committee member as defined by the US SEC and is regarded as independent under the Danish Act on Approved Auditors and Audit Firms.

Thomas Paul Koestler Member of the Board Born June 1951 Male, US national First elected in 2011 Most recently elected in 2012 Independent

Education
1982	PhD in Medicine & Pathology, Roswell Park Memorial Institute, US
1975	BSc in Biology, Daemen College, US

Former positions
From 2003 to 2009 Dr Koestler was executive vice president and from 2006 president of Schering-Plough Research Institute, US. Before joining Schering-Plough Research Institute he was senior vice president & global head of Regulatory Affairs of Pharmacia Corporation,

US, from 2001. From 1996 to 2001, Dr Koestler was vice president, later senior vice president in Novartis Pharmaceuticals within Regulatory Affairs. From 1982 to 1996 Dr Koestler held various management positions within Regulatory Affairs and Clinical Safety in Sandoz Pharmaceutical Corporation, Johnson & Johnson, Bristol-Myers Squibb, and Smith Kline French Labs, all in the US.

Management duties
Executive with Vatera Holdings LLC, US.

Member of the boards of Momenta Pharmaceuticals Inc, ImmusanT Inc, Arisaph Pharmaceuticals Inc, Rib-X Pharmaceuticals Inc, and Pearl Therapeutics Inc, all in the US.

Chairman of the Scientific Advisory Board of Bausch & Lomb, US.

Special competences
Extensive R&D knowledge, both generally and within the field of regulatory affairs. Significant know-how about the pharmaceutical industry in general and how large international corporations operate. In addition, knowledge of the US market.

Page 12 • Novo Nordisk Annual General Meeting 2013

The individual candidates

Hannu Ryöppönen
Member of the Board
Chairman of the Audit Committee

Born March 1952
Male, Finnish national

First elected in 2009
Most recently elected in 2012 Chairman of the Audit Committee (member since 2009)

Independent

Education
1976	BA in Business Administration, Hanken School of Economics, Finland

Former positions
Mr Ryöppönen was, until 2009, CFO and deputy CEO in Stora Enso Oyj, Finland. From 2003 to 2005, he was CFO and executive in Royal Ahold, Netherlands, and served on the board of directors of the ICA Group, Sweden, including the chairmanship of the audit committee. From 1999 to 2003, Mr Ryöppönen was Finance Director of Industri Kapital Group, UK. Mr Ryöppönen served as CFO of the IKEA Group, Denmark, from 1985 to 1998, including a position as deputy CEO of IKANO Asset Management from 1998 to 1999.

From 1977 to 1985, Mr Ryöppönen held various management positions at Chemical Bank in the US and the UK, as well as for Alfa Laval in the US and Sweden.

Management duties
Chairman of the boards of Hakon Invest AB, Billerud-Korsnäs AB, both in Sweden, and private equity funds Altor 2003 GP Limited, Altor Fund II GP Limited, and Altor III GP Limited, Jersey, Channel Islands.

Member of the boards of Amer Sports Oyj, Finland, and the private equity fund Value Creation Investments Limited, Jersey, Channel Islands.

Chairman of the audit committee of Amer Sports Oyj, Finland.

Special competences
International executive background and thorough understanding of managing finance operations in global organisations, in particular in relation to accounting, financial and capital markets issues, but also experience within private equity and Mergers & Acquisitions (M&A).

Audit Committee
Mr Ryöppönen is designated as Audit Committee financial expert under both Danish and US law. Mr Ryöppönen qual-ifies as an independent Audit Committee member as de-fined by the US SEC and is regarded as independent under the Danish Act on Approved Auditors and Audit Firms.

Novo Nordisk Annual General Meeting 2013 • page 13

Employee representatives

Ulrik Hjulmand-Lassen Member of the Board (elected by the employees) Born April 1962 Male, Danish national First elected in 2010	Education 2011 CISM 2009 MCSA/IT Security 2006 ISO 9001 lead auditor 1985 BSc, Technical University of Denmark/DIA-E Current position Senior IT Quality Advisor in IT Governance.

Anne Marie Kverneland Member of the Board (elected by the employees) Born July 1956 Female, Danish national First elected in 2000 Most recently elected in 2010	Education 1980 Degree in medical laboratory technology, Copenhagen University Hospital, Denmark Current position Laboratory Technician, currently working as a full-time shop steward.

Søren Thuesen Pedersen Member of the Board (elected by the employees) Born December 1964 Male, Danish national First elected in 2006 Most recently elected in 2010

Education
1988 BSc in Chemical Engineering, Engineering Academy of Denmark

Current position
External Affairs Director in Quality Intelligence.

Management duties
Member of the board of the Novo Nordisk Foundation.

Stig Strøbæk Member of the Board (elected by the employees) Born January 1964 Male Danish national First elected in 1998 Most recently elected in 2010

Education
1984 Diploma in electrical engineering.
2003 Diploma in further training for board members, the Danish Employees’ Capital Pension Fund (LD)

Current position
Electrician, currently working as a full-time shop steward.

Management duties
Member of the board of the Novo Nordisk Foundation.

Page 14 • Novo Nordisk Annual General Meeting 2013

Appendix 2 Principles for remuneration of board members and executives in Novo Nordisk A/S1,2

The Remuneration Principles are designed to attract, retain and motivate the members of the Board of Directors and of Executive Management. Remuneration has been designed to align the interests of the executives with those of the shareholders.

1.	The Board of Directors

1.1	Process
The Board of Directors reviews board fees annually based on recommendations from the Chairmanship. When preparing its recommendation, the Chairmanship will evaluate board fees against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in size, complexity and market capitalisation. The remuneration of the board members for the past year and the level for the current year are approved by the Annual General Meeting as a separate agenda item.

1.2	Size
Each board member shall receive a fixed fee per year. Board members receive a fixed amount (the base fee) while the Chairmanship receives a multiple thereof: the chairman receives 3 times the base fee and the vice chairman receives 2 times the base fee.

Service on the Audit Committee entitles board members to an additional fee: the Audit Committee chairman receives 1.00 times the base fee and the other Audit Committee members receive 0.5 times the base fee.

Individual board members may take on specific ad hoc tasks outside their normal duties assigned by the Board. In each such case the Board shall determine a fixed fee (eg per diem) for the work carried out related to those tasks. The fixed fee will be disclosed in the Annual Report.

1.3	Social Security Taxes
Novo Nordisk pays in addition to the fixed fee such contribution to social security taxes within the EU imposed by foreign authorities in relation to the fixed fee.

1.4	Travel allowance
All board members who do not reside in Denmark are paid a fixed travel allowance when attending board meetings in Denmark. No travel allowance is paid to board members when attending board meetings outside Denmark. The travel allowance will be disclosed in the Annual Report.

1.5	Expenses
Expenses such as travel and accommodation in relation to board meetings as well as relevant education are reimbursed.

1.6	Incentive programmes
Board members are not offered stock options, warrants or participation in other incentive schemes.

2.	The Executive Management

Executive Management includes all the executives registered as executives with the Danish Business Authority.

2.1	Process
Executive remuneration is proposed by the Chairmanship and subsequently approved by the Board.

1 In Section 6 of the Recommendations on Corporate Governance designated by NASDAQ OMX Copenhagen referred to as “remuneration policy”.
2 These Principles include general guidelines for incentive-based remuneration pursuant to Section 139 of the Danish Companies Act.

Novo Nordisk Annual General Meeting 2013 • page 15

2.2	Size and composition

Executive remuneration is evaluated annually against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in terms of size, complexity and market capitalisation. To ensure comparability, executive positions are evaluated in accordance with an international position evaluation system which among other parameters includes and reflects the development of the company size measured in terms of company revenue and number of employees. The level of fixed base salary is assessed against the market benchmark median level, and the total remuneration package is assessed against the upper quartile level for Denmark.

The remuneration package consists of a fixed base salary, a cash-based incentive, a long-term share-based incentive, a pension contribution and other benefits.

For executives being expatriated at the request of the company, the remuneration package is based on current Danish remuneration levels, including pension entitlements, while a specific expatriation package is added for the period of expatriation.

The fixed base salary is chosen to attract and retain executives with professional and personal competences required to drive the company’s performance.

The Short-term Incentive Programme (STIP) is designed to incentivise the individual executive for individual performance within his/her functional area and to ensure short-term achievements in line with company needs.

The Long-term Incentive Programme (LTIP) is designed to promote the collective performance of Executive Management and to align the interests of executives and shareholders. It further ensures a balance between short-term achievements and long-term thinking.

Pension contributions are made to provide an opportunity for executives to build up an income for retirement.

Other benefits are added to ensure that overall remuneration is competitive and aligned with local practice.

2.3	Size of the components

The fixed base salary accounts for approximately 30% to 50% of the total value of the targeted remuneration package.

In addition to the fixed base salary, the executives may be eligible for incentive-based remuneration consisting of 1) a short-term incentive programme, and 2) a long-term incentive programme. The short-term incentive programme may result in a maximum payout per year equal to 12 months’ fixed base salary plus pension contribution. The long-term incentive programme may result in a maximum grant per year equal to 12 months’ fixed base salary plus pension contribution. Consequently, the aggregate maximum amount that may be granted as incentive for a given year is equal to 24 months’ fixed base salary plus pension contribution.

This split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while at the same time promoting sound business decisions to achieve the company’s vision. Further, the balance between the components is assessed broadly to be in line with market practice for benchmarked companies.

Page 16 • Novo Nordisk Annual General Meeting 2013

2.4	Incentive programmes

2.4.1	Short-term incentive programme (STIP)

The STIP consists of a cash-based incentive which is linked to the achievement of a number of predefined functional and individual business targets for each member of Executive Management. The targets for the chief executive officer are fixed by the chairman of the Board of Directors while the targets for the executive vice presidents are fixed by the chief executive officer. The chairman of the Board evaluates the degree of target achievement for each member of Executive Management, and cash-based incentives – if any – for a particular financial year are paid at the beginning of the subsequent financial year.

The STIP for each participating member cannot exceed an amount equal to 12 months’ fixed base salary plus pension contribution per year. The calculation of the STIP – if any – for a year is typically based on the salary in December.

STIP is subject to recovery or ‘claw-back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by the executive.

Claw-back in relation to the STIP is possible up to 12 months after the actual payment of the cash-based incentive.

2.4.2	Long-term incentive programme (LTIP)

Each year in January the Board of Directors decides whether or not to establish an LTIP for that calendar year.

The LTIP is based on an annual calculation of shareholder value creation as compared to the budgeted performance for the year.

Aligned with Novo Nordisk’s long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a weighted average cost of capital (WACC)-based return requirement on average invested capital.

A proportion of the calculated shareholder value creation is allocated to a joint pool for Executive Management and other members of the Senior Management Board. The Senior Management Board consists of all members of Executive Management and senior vice presidents.

For members of Executive Management the joint pool operates with a yearly maximum allocation per participant equal to 12 months’ fixed base salary plus pension contribution.

The joint pool may, subject to the Board of Directors’ assessment, be reduced in case of lower-than-planned performance on significant research and development projects and key sustainability projects. Targets for non-financial performance related to sustainability and research and development projects may include achievement of certain milestones within set dates.

Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk A/S B shares at market price. The market price is calculated as the average trading price for Novo Nordisk A/S B shares on NASDAQ OMX Copenhagen in the open trading window following the release of financial results for the year prior to the bonus year; ie in the open trading window following immediately after the Board of Directors’ approval of the programme.

Novo Nordisk Annual General Meeting 2013 • page 17

The shares in the joint pool are allocated to the participants prorated according to their base salary as per 1 April in any given year.

The shares in the joint pool for a given year will be locked up for three years before it is transferred to the participants, including Executive Management. If a participant resigns during the lock-up period, his or her shares will remain in the joint pool for the benefit of the other participants.

In the lock-up period the Board of Directors may remove shares from the joint pool in the event of lower-than-planned value creation during such lock-up period, eg if the economic profit falls below a predefined threshold compared to the budget for a particular year.

In the lock-up period the market value of the joint pool will change dependent upon the development in the Novo Nordisk B share price, aligning the interests of participants including Executive Management with those of shareholders.

No dividends are paid on shares in the bonus pool in the lock-up period and the shares in the bonus pool are administered as part of Novo Nordisk’s holding of treasury shares.

Novo Nordisk continuously covers its obligations under the LTIP through its holding of treasury shares.

LTIP is subject to recovery or ‘claw-back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by a participant.

Claw-back in relation to the LTIP is possible up to 12 months after the release of the shares to the participants (ie four years after allocation).

2.5	Pension
The pension contribution is 25% to 30% of the fixed base salary including bonus.

2.6	Other benefits
Executives receive non-monetary benefits such as company cars, phones etc. Such benefits are approved by the Board by delegation of powers to the Chairmanship. The Chairmanship informs the Board of the process and outcome. In addition, executives may participate in customary employee benefit programmes, eg employee share purchase programmes.

2.7	Termination of employment
Novo Nordisk may terminate the employment of an executive by giving 12 months’ notice. Executives may terminate their employment by giving Novo Nordisk six months’ notice.

2.8	Severance payment

In the event of termination – whether by Novo Nordisk or by the individual – due to a merger, acquisition or ta-keover of Novo Nordisk, executives are, in addition to the notice period, entitled to a severance payment of 24 months’ fixed base salary plus pension contribution. In case of termination by Novo Nordisk for other reasons, the severance payment is three months’ fixed base salary plus pension contribution per year of employment as an executive and taking into account previous employment history; in no event, however, less than 12 or more than 24 months’ fixed base salary plus pension contribution.

With regard to severance payment, the employment contracts entered into before 2008 exceed the 24-month limit described above. The severance payment to individual executives under the contracts entered into before 2008 will, however, not exceed 36 months’ fixed base salary plus pension contributions.

Page 18 • Novo Nordisk Annual General Meeting 2013

3.	Overview
The below table provides an overview of the remuneration for members of the Board of Directors and Executive Management:

	Board of Directors	Executive Management

Fixed base salary	Yes	Yes

Fee for Committee work	Yes	No

Fee for ad hoc tasks	Yes	No

STIP (Short-term Incentive Programme)	No	Up to 12 months’ fixed base salary plus pension contribution per year

LTIP (Long-term Incentive Programme)	No	Up to 12 months’ fixed base salary plus pension
contribution per year

Pension	No	25–30% of fixed base salary, STIP and LTIP

Travel allowance	Yes	No

Other benefits	No	As approved by the Board by delegation of powers to the Chairmanship

Severance payment	No	Based on tenure of employment, 12–24 months’ fixed base salary plus pension contribution. However, for employment contracts entered into before 2008 such payment would be 12–36 months’ fixed base salary pluspension contribution.

Novo Nordisk Annual General Meeting 2013 • page 19

Novo Nordisk A/S
Novo Allé
DK-2880 Bagsværd
Denmark
novonordisk.com

Hotline: +45 4442 3434
E-mail: AGMEETING@novonordisk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 22, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer